File No.
82-3881

LER
OURCES INC.
E 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

03032605

September 29, 2003

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED
OCT 08 2003
WASH. D.C. 187

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated September 29, 2003

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

B'O'Neill
Barbara O'Neill

dlw 10/8

TYLER RESOURCES INC.
500, 926 – 5TH Avenue S.W.,
Calgary, Alberta, T2P 0N7
Phone: (403) 269-6753
www.tylerresources.com

File No.
82-3881

CDG INVESTMENTS INC.
500, 926 – 5TH Avenue S.W.,
Calgary, Alberta, T2P 0N7
Phone: (403) 233-7898
www.cdginvestments.ca

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-05

OTCBB SYMBOL: CDGEF
20-F SEC Approved
NEWS RELEASE 03-07

For Further Information Contact:
James Devonshire or Jean Pierre Jutras
at 1-403-269-6753

BAHUERACHI UNDERGROUND COPPER-GOLD SAMPLING PROGRAM

Calgary, Alberta-Tyler Resources Inc. ("Tyler") as Operator of the Bahuerachi Joint Venture with CDG Investments Inc. ("CDG") is pleased to announce the results of it's latest underground sampling program at the Bahuerachi copper-gold porphyry project, Chihuahua state, Mexico. The program focused on providing data at depth in order to create a representative section through the system in an area that could be accessed using an historical adit (ref; NR June and August 2003).

Interpretation of the sampling results show good grades of copper in the initial part of the section, with increasing grades of copper, silver and gold over the last 5 meters sampled, where sampling had to be stopped in mineralization due to a partial adit collapse. The last two 1 meter sampling intervals in the section graded 0.51% copper, 0.14 g/t gold, 17 g/t silver and 0.37% copper, 0.22 g/t gold and 35.9 g/t silver respectively. The increasing grades of base and precious metals are consistent both with geological observations and with previous surface sampling results. It was observed at surface that the eastern margin of the intrusion, although also copper bearing, had a significantly lower gold and silver content than the western edge of the intrusive complex and its related endo and exoskarns. Results of the sampling showed copper values ranging from <.01% to 0.84 %, gold from <.01 g/t to 0.22 g/t, silver from <1.0 to 35.9 g/t and zinc from <.01 to 0.29% and include the following minimum interpreted true widths and weighted average grades:

Interval (from-to, meters)	Length (m)	Geology	Grade Cu (%)	Grade Ag (g/t)
0-38	38	Sediments	Not sampled	Not sampled
38-114	76	Sediments/dykes	Anomalous	
114-126	12	Sediments/QFP*	0.26	3.54
126-129	3	Andesite dyke	<0.1	
129-190	61	QFP*	0.26	4.29
INCLUDING				
140-159	19	QFP*	0.39	4.14
177-190	13	QFP*	0.35	9.04

*= Quartz Feldspar Porphyry, main intrusive unit, some local post-mineral dykes.

These results have dramatically enhanced the potential of the Property to host a bulk mineable intrusion-hosted deposit. Projection of the sample intervals and geology can be viewed in the attached cross section. The section encompasses surface and underground results to date in a simplified sketch of the geological context across this mapping/sampling interval. A slide presentation of the 2003 Underground Program can be viewed at www.tylerresources.com under the 2003 Underground Program Update.

Further work on the Property will have to consist of a drill program that will allow for the definition of the extent of copper and precious metal grades across the system in order to define potential grades along the full length of the 1,400 meter mineralized intrusive system as outlined at surface to date.

All assays were performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods. A suite of satisfactory checks on both initial samples as well as field splits were also run with both ICP and additional total acid digestion, fusion and XRF determination to ensure that metals were reporting correctly using the standard digestion and analysis methods. The full set of checked assay data was delivered by Mr. Keith McCandlish, P.Geol., of Associated Mining Consultants Ltd. of Calgary to Tyler Resources. The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

TYLER RESOURCES INC.

Jean Pierre Jutras
President and Director

CDG INVESTMENTS INC.

James Devonshire
President and Director

No Stock Exchange has approved nor disapproved of the information contained herein.

File No.
82-3881

BAHUERACHI PROJECT, MEXICO
TYLER RESOURCES/CDG Investments

East-West interpretative sketch cross section through the southern portion of the Bahuerachi Main Zone intrusion/skarn system.

Geology and grades based on 2001 surface sampling and 2003 underground mapping and sampling.

Cross Section-Legend

- QFP (quartz feldspar porphyry) Main Intrusion
- Host Volcano-Sedimentary Sequence
- Marble/Limestone (interpreted roof pendant)
- Sampling interval and grade
- Underground adit location, total extent unknown to date.



MAIN ZONE
PLAN MAP
and
Section Location
NORTH
QFP
SKARN
SED
Section line
Projection area
Scale
0
250m
(Approx)



East
West
14 meters @ 9.99 g/t Au, 0.11 % Cu, 8.57 g/t Ag and 7.96% Zn
69 meters @ 0.8% Cu, 0.08 g/t Au
15.74 g/t Ag, 0.35% Zn (2001)
30 meters @ 0.80% Cu, 0.56 g/t Au
35.8 g/t Ag, 0.15% Zn (2001)
61 meters @ 0.26% Cu, 4.29 g/t Ag
Not sampled to date
Adit
?
12 meters @ 0.26% Cu,
3.54 g/t Ag
Partial adit collapse,
end of 2003 sampling
last two 1 meter sections grading
0.51% Cu, 17 g/t Ag, 0.14 g/t au and
0.37% Cu, 0.22 g/t Au and 35.9 g/t Ag
SCALE
0
50m

File No.
82-3881

TYLER RESOURCES INC.
500, 926 – 5TH Avenue S.W.,
Calgary, Alberta, T2P 0N7
Phone: (403) 269-6753
www.tylerresources.com

CDG INVESTMENTS INC.
500, 926 – 5TH Avenue S.W.,
Calgary, Alberta, T2P 0N7
Phone: (403) 233-7898
www.cdginvestments.ca

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-05

OTCBB SYMBOL: CDGEF
20-F SEC Approved
NEWS RELEASE 03-07

For Further Information Contact:
James Devonshire or Jean Pierre Jutras
at 1-403-269-6753

BAHUERACHI UNDERGROUND COPPER-GOLD SAMPLING PROGRAM

Calgary, Alberta-Tyler Resources Inc. ("Tyler") as Operator of the Bahuerachi Joint Venture with CDG Investments Inc. ("CDG") is pleased to announce the results of it's latest underground sampling program at the Bahuerachi copper-gold porphyry project, Chihuahua state, Mexico. The program focused on providing data at depth in order to create a representative section through the system in an area that could be accessed using an historical adit (ref; NR June and August 2003).

Interpretation of the sampling results show good grades of copper in the initial part of the section, with increasing grades of copper, silver and gold over the last 5 meters sampled, where sampling had to be stopped in mineralization due to a partial adit collapse. The last two 1 meter sampling intervals in the section graded 0.51% copper, 0.14 g/t gold, 17 g/t silver and 0.37% copper, 0.22 g/t gold and 35.9 g/t silver respectively. The increasing grades of base and precious metals are consistent both with geological observations and with previous surface sampling results. It was observed at surface that the eastern margin of the intrusion, although also copper bearing, had a significantly lower gold and silver content than the western edge of the intrusive complex and its related endo and exoskarns. Results of the sampling showed copper values ranging from <.01% to 0.84 %, gold from <.01 g/t to 0.22 g/t, silver from <1.0 to 35.9 g/t and zinc from <.01 to 0.29% and include the following minimum interpreted true widths and weighted average grades:

Interval (from-to, meters)	Length (m)	Geology	Grade Cu (%)	Grade Ag (g/t)
0-38	38	Sediments	Not sampled	Not sampled
38-114	76	Sediments/dykes	Anomalous	
114-126	12	Sediments/QFP*	0.26	3.54
126-129	3	Andesite dyke	<0.1	
129-190	61	QFP*	0.26	4.29
INCLUDING				
140-159	19	QFP*	0.39	4.14
177-190	13	QFP*	0.35	9.04

*= Quartz Feldspar Porphyry, main intrusive unit, some local post-mineral dykes.

These results have dramatically enhanced the potential of the Property to host a bulk mineable intrusion-hosted deposit. Projection of the sample intervals and geology can be viewed in the attached cross section. The section encompasses surface and underground results to date in a simplified sketch of the geological context across this mapping/sampling interval. A slide presentation of the 2003 Underground Program can be viewed at www.tylerresources.com under the 2003 Underground Program Update.

Further work on the Property will have to consist of a drill program that will allow for the definition of the extent of copper and precious metal grades across the system in order to define potential grades along the full length of the 1,400 meter mineralized intrusive system as outlined at surface to date.

All assays were performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods. A suite of satisfactory checks on both initial samples as well as field splits were also run with both ICP and additional total acid digestion, fusion and XRF determination to ensure that metals were reporting correctly using the standard digestion and analysis methods. The full set of checked assay data was delivered by Mr. Keith McCandlish, P.Geol., of Associated Mining Consultants Ltd. of Calgary to Tyler Resources. The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

TYLER RESOURCES INC.

Jean Pierre Jutras
President and Director

CDG INVESTMENTS INC.

James Devonshire
President and Director

No Stock Exchange has approved nor disapproved of the information contained herein.

File No.
82-3881

BAHUERACHI PROJECT, MEXICO
TYLER RESOURCES/CDG Investments

East-West interpretative sketch cross section through the southern portion of the Bahuerachi Main Zone intrusion/skarn system.

Geology and grades based on 2001 surface sampling and 2003 underground mapping and sampling.

Cross Section-Legend

- QFP (quartz feldspar porphyry) Main Intrusion
- Host Volcano-Sedimentary Sequence
- Marble/Limestone (interpreted roof pendant)
- Sampling interval and grade
- Underground adit location, total extent unknown to date.



MAIN ZONE PLAN MAP
and
Section Location
NORTH
QFP
SKARN
SED
Section line
Projection area
Scale
0
250m (Approx)



East
West
14 meters @ 9.99 g/t Au, 0.11 % Cu, 8.57 g/t Ag and 7.96% Zn
69 meters @ 0.8% Cu, 0.08 g/t Au
15.74 g/t Ag, 0.35% Zn (2001)
30 meters @ 0.80% Cu, 0.56 g/t Au
35.8 g/t Ag, 0.15% Zn (2001)
61 meters @ 0.26% Cu, 4.29 g/t Ag
Not sampled to date
Adit
12 meters @ 0.26% Cu,
3.54 g/t Ag
Partial adit collapse,
end of 2003 sampling
last two 1 meter sections grading
0.51% Cu, 17 g/t Ag, 0.14 g/t au and
0.37% Cu, 0.22 g/t Au and 35.9 g/t Ag
SCALE
0
50m

TYLER RESOURCES INC.
500, 926 – 5TH Avenue S.W.,
Calgary, Alberta, T2P 0N7
Phone: (403) 269-6753
www.tylerresources.com

File No.
82-3881

CDG INVESTMENTS INC.
500, 926 – 5TH Avenue S.W.,
Calgary, Alberta, T2P 0N7
Phone: (403) 233-7898
www.cdginvestments.ca

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-05

OTCBB SYMBOL: CDGEF
20-F SEC Approved
NEWS RELEASE 03-07

For Further Information Contact:
James Devonshire or Jean Pierre Jutras
at 1-403-269-6753

BAHUERACHI UNDERGROUND COPPER-GOLD SAMPLING PROGRAM

Calgary, Alberta-Tyler Resources Inc. ("Tyler") as Operator of the Bahuerachi Joint Venture with CDG Investments Inc. ("CDG") is pleased to announce the results of it's latest underground sampling program at the Bahuerachi copper-gold porphyry project, Chihuahua state, Mexico. The program focused on providing data at depth in order to create a representative section through the system in an area that could be accessed using an historical adit (ref; NR June and August 2003).

Interpretation of the sampling results show good grades of copper in the initial part of the section, with increasing grades of copper, silver and gold over the last 5 meters sampled, where sampling had to be stopped in mineralization due to a partial adit collapse. The last two 1 meter sampling intervals in the section graded 0.51% copper, 0.14 g/t gold, 17 g/t silver and 0.37% copper, 0.22 g/t gold and 35.9 g/t silver respectively. The increasing grades of base and precious metals are consistent both with geological observations and with previous surface sampling results. It was observed at surface that the eastern margin of the intrusion, although also copper bearing, had a significantly lower gold and silver content than the western edge of the intrusive complex and its related endo and exoskarns. Results of the sampling showed copper values ranging from <.01% to 0.84 %, gold from <.01 g/t to 0.22 g/t, silver from <1.0 to 35.9 g/t and zinc from <.01 to 0.29% and include the following minimum interpreted true widths and weighted average grades:

Interval (from-to, meters)	Length (m)	Geology	Grade Cu (%)	Grade Ag (g/t)
0-38	38	Sediments	Not sampled	Not sampled
38-114	76	Sediments/dykes	Anomalous	
114-126	12	Sediments/QFP*	0.26	3.54
126-129	3	Andesite dyke	<0.1	
129-190	61	QFP*	0.26	4.29
INCLUDING				
140-159	19	QFP*	0.39	4.14
177-190	13	QFP*	0.35	9.04

*= Quartz Feldspar Porphyry, main intrusive unit, some local post-mineral dykes.

These results have dramatically enhanced the potential of the Property to host a bulk mineable intrusion-hosted deposit. Projection of the sample intervals and geology can be viewed in the attached cross section. The section encompasses surface and underground results to date in a simplified sketch of the geological context across this mapping/sampling interval. A slide presentation of the 2003 Underground Program can be viewed at www.tylerresources.com under the 2003 Underground Program Update.

Further work on the Property will have to consist of a drill program that will allow for the definition of the extent of copper and precious metal grades across the system in order to define potential grades along the full length of the 1,400 meter mineralized intrusive system as outlined at surface to date.

All assays were performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods. A suite of satisfactory checks on both initial samples as well as field splits were also run with both ICP and additional total acid digestion, fusion and XRF determination to ensure that metals were reporting correctly using the standard digestion and analysis methods. The full set of checked assay data was delivered by Mr. Keith McCandlish, P.Geol., of Associated Mining Consultants Ltd. of Calgary to Tyler Resources. The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

TYLER RESOURCES INC.

Jean Pierre Jutras
President and Director

CDG INVESTMENTS INC.

James Devonshire
President and Director

No Stock Exchange has approved nor disapproved of the information contained herein.

File No.
82-3881

BAHUERACHI PROJECT, MEXICO
TYLER RESOURCES/CDG Investments

East-West interpretative sketch cross section through the southern portion of the Bahuerachi Main Zone intrusion/skarn system.

Geology and grades based on 2001 surface sampling and 2003 underground mapping and sampling.

Cross Section-Legend

QFP (quartz feldspar porphyry) Main Intrusion

Host Volcano-Sedimentary Sequence

Marble/Limestone (interpreted roof pendant)

Sampling interval and grade

Underground adit location, total extent unknown to date.


MAIN ZONE
PLAN MAP
and
Section Location
NORTH
QFP
SKARN
SED
Section line
Projection area
Scale
0
250m
(Approx)


East
West
14 meters @ 9.99 g/t Au, 0.11 % Cu, 8.57 g/t Ag and 7.96% Zn
69 meters @ 0.8% Cu, 0.08 g/t Au
15.74 g/t Ag, 0.35% Zn (2001)
30 meters @ 0.80% Cu, 0.56 g/t Au
35.8 g/t Ag, 0.15% Zn (2001)
61 meters @ 0.26% Cu, 4.29 g/t Ag
Not sampled to date
Adit
?
12 meters @ 0.26% Cu,
3.54 g/t Ag
Partial adit collapse,
end of 2003 sampling
last two 1 meter sections grading
0.51% Cu, 17 g/t Ag, 0.14 g/t au and
0.37% Cu, 0.22 g/t Au and 35.9 g/t Ag
SCALE
0
50m